410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7

    T: (604) 687-3520

F: (888) 889-4874

July 30, 2015

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington D.C. 20549

U.S.A.

Re:

Avrupa Minerals Ltd.

Form 20-F for the Year Ended December 31, 2014

Filed May 8, 2015

File No. 000-54728

Dear Ms. Jenkins,

On behalf of Avrupa Minerals Ltd. (“Avrupa” or the “Company”), we are submitting this letter and the following information in response to your letter, dated July 23, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 20-F (the “20-F”), filed on May 8, 2015.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text, and have provided the Company’s responses immediately following each numbered comment. Page references in the text of this response letter correspond to the page numbers of the Staff’s letter, dated May 8, 2015, except where otherwise noted. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the 20-F.

RESPONSES TO COMMENTS

General

1.

We understand that you file your condensed consolidated interim financial statements on SEDAR and also make them available on your website.  Please furnish your Condensed Consolidated Interim Financial Statements for the period ended March 31, 2015 to comply with General Instruction B. of Form 6-K or tell us why you believe they are not required.  Please also confirm that you will furnish your interim financial statements on Form 6-K in the future.

Response 1: The Company has now filed the Form 6-K in relation to the Company’s Condensed Consolidated Interim Financial Statements for the period ended March 31, 2015 on July 29, 2015.  It was an oversight and the Company confirms that the Company will furnish future interim financial statements on Form 6-K.

Item 18. Financial Statements, page 73

Consolidated Financial Statements, page 75

2.

In future filings, please present three years of audited statements of operations, cash flows and changes in equity to comply with Item 8.A of Form 20-F or tell us why you believe this guidance does not apply to you.  Please also confirm that you will provide an audit report that covers the three years presented.

Response 2: The Company will comply with Item 8.A of Form 20-F in the future and provide three years of audited statements of operations, cash flows and changes in equity.  The Company will also ensure that the audit report covers the three years presented in the future.

Independent Auditors’ Report, page 77

3.

We note that the audit opinion of DeVisser Gray LLP uses going concern language “may cast significant doubt” which is inconsistent with paragraph 12 of AU Section 341.  Please confirm that you will obtain and file a report from your auditor that complies with the Public Company Accounting Oversight Board standards regarding the description of your going concern uncertainties in future filings.

Response 3: The Company will ensure that the audit report from DeVisser Gray LLP will comply with the Public Company Accounting Oversight Board standards regarding the description of our going concern uncertainties in future filings.

In providing this response, we acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the above to the undersigned.

Very truly yours,

Winnie Wong

Chief Financial Officer

Avrupa Minerals Ltd.

Copies to:

DeVisser Gray

Jim Gray

MOI Solicitors

Dave Gunasekera